February 13, 2007

VIA FEDERAL EXPRESS

Daniel Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Telzuit Medical Technologies, Inc.

Form 10-KSB/A for the year ended June 30, 2006

Filed November 6, 2006

File No. 001-15034

Dear Mr. Gordon:

On behalf of Telzuit Medical Technologies, Inc. (the “Company”), we enclose the following responses to your comments regarding our Form 10-KSB for the year ended June 30, 2006

Note 2- Significant Accounting Policies

1. You disclose that property and equipment as of June 30, 2006 includes $97,658 of capitalized internal use software costs. Please additionally tell us and include in future filings how you account for costs related to software in your STATPATCH Holter Monitor and System. We note that sales of your STATPATCH Holter Monitor began during the second quarter of fiscal 2007 and that you intend to also introduce the STATPATCH System to the market in the future as well.

•

The sales during the second quarter of fiscal year 2007 were for research and development purposes. We continue to improve the STATPATCH Holter Monitor and System and have not introduced the product to the medical community at this time. We expect the introduction to occur during fiscal year 2007. Once sales begin we will amortize capitalized internal use software costs on a straight line basis with a three year life.

Note 11- May 2006 Convertible Debenture Financing, page F-18

2. You disclose that the May 2006 convertible debentures are subject to certain events of default including obtaining an effective registration statement of the underlying common stock within 240 days of the closing of the May 2006 private placement. Per review of the debenture form in your 8-K dated may 26, 2006, we note that events of default also include your common stock not being eligible for listing for trading on a trading market and not being eligible to resume listing within 10 days, among others. In the event of default, the outstanding principal amount of the debentures, plus accrued but unpaid interest, liquidated damages and other amounts, become, at the holder’s election, immediately due and payable at the mandatory default amount. The mandatory default amount is the greater of (A) 110% of the outstanding principal amount plus all accrued and unpaid interest or (B) the outstanding principal amount plus all accrued and unpaid interest divided by the conversion price multiplied by the market price/market value of you stock. In this regard, it appears that there are events not within your control that could require you to

United States Securities and Exchange Commission

February 13, 2007

net-cash settle the debentures; thus it appears that the embedded conversion options of these debentures may be embedded derivatives that should be bifurcated from the host contract and accounted for as liabilities at fair value. Please provide us with a detailed analysis of these debentures and the related warrants under SFAS 133 and EITF 00-19.

We note that we are not in default on any of the conditions of default of these debentures. The registration statement is effective and we continue to be listed on a trading market.

Classification of May 26, 2006 10% Convertible Debenture with attached Warrants

1.	Conversion Feature of Debenture:

Does Statement 150 Apply?

Statement 150 require certain types of freestanding instruments to be accounted for as liabilities at fair value. Does conversion feature meet any of these requirements?

1.	Mandatory redeemable shares? NO

2.	Instrument obligates issuer to buy back shares? NO

3.	Obligations that can be settle with shares, totaling a fixed monetary value? NO

Therefore, we review how Statement 133 applies to the conversion feature

Three issues are to be considered and must all be met.

1.	Economic interest of derivative NOT clearly and closely related to host contract

2.	Contract not re-measured at fair value on balance sheet date.

3.	Separate instrument would be a derivative.

Additional issue – is this instrument “conventional convertible debt” as defined in para 4 of 00-19? Since the May 26th 10% Convertible Debentures have price reset provisions in Sec 5(b) of the Debenture, the issue is NOT “conventional convertible debt”.

We must then review paragraph 12-32 of Issue 00-19 to determine if the Convertible Debenture meets the equity classification requirements, which, if met, would mean that the conversion provision would not need to be bifurcated from the host contract.

The contract permits the company to settle in unregistered shares – while there is no “penalty” for failure to register the shares in a timely manner, there are “liquidated damages” which could total up to 9% cash of the face value of the convertible debt. This penalty is not so onerous as to cause the Company to be economically compelled to net-cash settle. Additionally, this penalty is likely to be significantly less than the difference in value between registered and unregistered stocks (typically between 10-20%, and higher on thinly traded, microcap shares). So this provision is met.

The Company has sufficient number of authorized and unissued shares available to settle the contract. While there is a “reset” provision in Section 5(b) of the Debenture, which potentially could create a need for an unlimited number of shares (which obviously could not be authorized), the Company is in control of the price which would lead to the price “reset”, so the company has control over the event that triggers the price reset. So this provision is met.

No cash settlements or payments (top-off). While there is a payment for liquidated damages associated with failure to timely file SEC registration statement, that payment is not sufficiently large as to economically compel the company to net-cash settle. These cash payment provisions are met.

Counterparty does not have any greater rights than other shareholders. Provision Met

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United States Securities and Exchange Commission

February 13, 2007

No requirement to post collateral specifically tied to conversion feature. Provision Met

Results:

While the conversion feature of the subject debenture does not qualify as “conventional convertible debt”, it does meet the criteria of Issue 00-19 paragraph 12-32. As such, the Company is not required to separate the value of the conversion option from the convertible debenture on the balance sheet.

2.	Balance Sheet Classification of Warrants

Debenture includes 2 separate warrants. First warrant is for 10+MM shares at $0.45/share and second warrant is for 3+MM shares at $1.25 per share. The provisions of these warrants do not meet any of the requirements of Statement 150 and therefore must be reviewed under Statement 133.

The warrants qualify for equity classification under Issue 00-19 per the following:

a) Contract can be settled in unregistered shares. The Company must make effective by a certain date that the shares are registered with the SEC. This is outside of the Company’s control. If there is a failure to meet this obligation, the Company is required to pay liquidated damages in the amount of 1% per month, up to a 9% maximum. This damage fee is not so onerous as to require the Company to net-cash settle. Additionally, this penalty is likely to be significantly less than the difference in value between registered and unregistered stocks (typically between 10-20%, and higher on thinly traded, microcap shares). So this provision is met.

b) The Company has sufficient number of authorized and unissued shares available to settle the contract. While there are adjustment provisions in Section 3 of the Warrant, which potentially could create a need for an unlimited number of shares (which obviously could not be authorized), the Company is in control of the price which would lead to the price “reset”, so the company has control over the event that triggers the price reset. So this provision is met.

c) No cash settlements or payments (top-off). While there is a payment for liquidated damages associated with failure to timely file SEC registration statement, that payment is not sufficiently large as to economically compel the company to net-cash settle. These cash payment provisions are met.

d) Counterparty does not have any greater rights than other shareholders. Provision Met

e) No requirement to post collateral specifically tied to conversion feature. Provision Met

Result: Therefore, equity classification is appropriate for these warrants and the relative fair value method is applicable.

Regarding valuation of registered versus unregistered shares. While it would be preferred to have formal valuations available, that would be impractical from both a time and monetary value perspective. The valuation of “unregistered” shares of a public company is clearly less than that of registered shares solely on the basis of liquidity. Additionally, the Company is pre-revenue, trades as a micro-cap on a bulletin board, and that it is thinly traded. These factors of themselves make the stock highly risky and volatile. The added risk factor of unregistered shares places a heavy discount on the value of those unregistered shares as they could not be traded for one year, then under Rule 144 would be lightly traded for an additional year. Given these factors, the Company believes the valuation of these potentially unregistered shares would be 20-40% lower than its registered shares.

Form 10-QSB for the quarter ended September 30, 2006

Consolidated Statements of Cash Flows, page f-5

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United States Securities and Exchange Commission

February 13, 2007

3. We note that in the three months ended September 30, 2006, you amortized your debt discount in an amount of $1,346 and debt issuance costs amounting to $1,180. We also note that in the first month after issuance of the related debentures in May 2006 you amortized your debt discount in an amount of $160,544 (per page F-18 of your 10-KSB/A for the year ended June 30, 2006). Please explain to us the discrepancies between these amounts since the charges in your 10-QSB were for a three month period and the charges in your 10-KSB were for only one month.

For the 10-KSB/A for the year ended June 30, 2006 we amortized the interest under the straight line method. Beginning in fiscal year 2007 we changed our amortization method to the effective interest rate method, which resulted in a smaller debt discount reported in our 10-QSB for the quarter ended September 30, 2006. We will continue to use the effective interest rate method going forward. We have not restated the 10-KSB.

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-6

4. You disclose on page 5 of your filing that sales of your STATPATCH Holter Monitor began in the second quarter of fiscal 2007 and that you expect that these sales will significantly increase going forward. In this regard, please expand your revenue recognition policy in future filings to address these sales and provide us with your proposed disclosure in your response. Based on your disclosure on page 3 of your filing, it appears that the sale of your STATPATCH Holter Monitor will also include services that you will perform related to the communication of information. Since the revenues earned from the STATPATCH Holter Monitor involve multiple deliverables, please address EITF 00-21 in your response in the updated disclosure.

The STATPATCH Holter Monitor will be sold under several methodologies. However, under all cases, there will be only one deliverable, a 24 hour EKG report. We have expanded our disclosure as follows:

Revenue Recognition – The Company currently derives its revenue from two primary sources: (i) its walk-in clinics; and (ii) its mobile imaging business. The Company also received revenues from its STATPATCH business during the quarter ended December 31, 2006. The Company recognizes revenues from these services when the services have been performed, net of anticipated discounts taken by third party payors, such as insurance carriers, Medicare and Medicaid. STATPATCH revenues will be received in two ways: 1) medical providers will receive STATPATCH systems from the Company and the Company will bill third party payors for the generation of reports (the patches and PDA will remain the property of Telzuit), and 2) Telzuit will also sell patches directly to medical providers. As part of this sales program the provider may use a Telzuit owned PDA to gather data. Telzuit will generate reports to be used by the provider. Revenues generated will be recognized net of contractual adjustments as the reports are generated.

EITF 00-21 relates to how vendors recognize revenues when the vendor is generating revenues in many different ways from a single customer. This is not the case with Telzuit – each transaction is separate and billed separately. We have only one deliverable product – the 24 hour EKG report.

5. Please tell us how you determined your revenue recognition policy in accordance with SAB 101 as amended by SAB 104 and expand your disclosure in future filings to address this guidance.

Revenue is recognized when we provide a 24 hour EKG report to a medical provider utilizing the STATPATCH Holter Monitor. As provided above we have changed the language of our revenue recognition policies to better reflect how we receive revenues from the STATPATCH Holter Monitor.

Note 3 – Acquisitions, page 9

6. You disclose that you paid $ 644,255 in cash and agreed to issue 88,853 shares of your common stock as payment for Cedars and Atlantic. Additionally, you entered into three month consulting agreements with the

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United States Securities and Exchange Commission

February 13, 2007

principals of PDS Imaging, paying an additional $12,000 and agreeing to issue 277,000 shares of your common stock. We also note that you recorded the acquisition at a purchase price of $758,000. Please explain to us how you determined the purchase price. Please tell us the value assigned the stock issued and confirm to us if the amounts paid/issued pursuant to the consulting agreements were included in the purchase price. If so, please tell us the accounting guidance that you relied upon to determine that the inclusion of theses amounts in the purchase price was appropriate.

The purchase price was determined by the cash paid plus the value of the consulting agreement plus the value of the stock at the closing price on the date the PDS Imaging transaction closed. We did not attribute any value to the consulting agreement since no services were performed by the principals of PDS Imaging. (accounting guidance?)

7. You disclose that PDS Imaging adds a Medicare-approved and private insurance credentialed Independent Diagnostic Testing Facility (IDTF) which will enable your company to receive reimbursement from third parties for your STATPATCH System. We note that in order to receive Medicare payments for diagnostic procedures, the procedures must be performed by a physician, physician group, approved supplier of portable x-ray services or an IDTF. We also note that there are several requirements to become credentialed as an IDTF. It appears to us that the IDTF credentials acquired from PDS Imaging may be an intangible asset arising from a contractual/legal right. Please tell us what consideration you gave to allocating part of the cost of this acquisition to the IDTF credentials before allocating the remainder of the purchase price to goodwill.

There was no reasonable way to set a value to the IDTF, separate from the other assets acquired. The Company believes the asset value of the IDTF is minimal since the Company could have applied for and been granted an IDTF for minimal cost, such excess has been attributed to Goodwill.

8-K dated August 1, 2006

8. You state in your 8_k dated August 1, 2006 that the total purchase price paid and the combined assets of Cedars and Atlantic did not exceed 20% of your company’s total combined assets as of June 30, 2006. In addition, you state that Cedars and Atlantic had a net loss from continuing operations, before income taxes, extraordinary items, and changes in accounting principles, for the twelve months ending December 31, 2005. it appears that, for these reasons, you did not furnish the financial statements for Cedars and Atlantic pursuant to Item 310 of Regulation S-B; however, it is unclear to us how you performed the income test. Please provide us with your analysis of this acquisition based on Item 310 of Regulation S-B.

Telzuit determined that none of the conditions set forth in Item 310(c)(2) were met based on the following comparisons:

(a) a comparison of (i) the aggregate purchase price paid for the PDS entities in August 2006 (approximately $675,000) to (ii) Telzuit’s consolidated assets ($5,036,967), as reported in Telzuit’s June 30, 2005 financial statements;

(b) a comparison of (i) the combined assets of the PDS entities as of 12/31/05 (approximately $224,334) to (ii) Telzuit’s consolidated assets ($5,036,967), as reported in Telzuit’s June 30, 2005 financial statements; and

(c) a comparison of (i) the combined net income (before taxes) of the PDS’ entities to (ii) the net income (before taxes) of Telzuit as reported in Telzuit’s June 30, 2005 financial statements (both Telzuit and PDS reported net losses during the applicable periods).

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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United States Securities and Exchange Commission

February 13, 2007

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (407) 354-1222.

Sincerely,

/s/ Warren D. Stowell
Warren D. Stowell
President and Chief Executive Officer

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222